Filed by The Black & Decker Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

SUPPLEMENTAL FAQs FOR BLACK & DECKER EMPLOYEES

1.	What does the merger agreement say about wages and benefits, both before and after the merger is completed?

The merger agreement contains terms that address wages and benefits both before and after the merger. Prior to the date the merger is complete, both companies are generally allowed to make changes to their existing benefit plans that are not enhancements. For wages, both companies are allowed to implement changes that are planned in the normal course of business. After the merger is completed, the agreement states that employees will be provided with compensation and benefits through December 31, 2010 that in the aggregate are comparable to the compensation and benefits in place immediately prior to the merger.

2.	Will our base pay that was reduced on April 1, 2009 be restored on December 1, 2009 as previously announced?

Yes.

3.	Will we resume April 1 merit increases on April 1, 2010?

No decision has been made on an April 1, 2010 merit increase.

4.	Will existing 2009 bonus programs remain in place for payment in early 2010 according to previously communicated targets?

Yes.

5.	Does Black & Decker intend to make any benefit changes prior to the merger date?

No changes are currently contemplated for the benefit programs currently in place. These benefits include pension, medical insurance, dental insurance, flexible spending accounts, life insurance, disability insurance, supplemental voluntary insurance, child & elder care referral program, legal & professional advice program, vacation program, educational assistance program, adoption assistance program, scholarship program, matching gift program, or holiday schedule. We will be reinstating the
401(k) Plan match as described below.

6.	Will the amount of the pension benefits that are already earned be reduced?

The amount of your pension benefits that are already earned and vested cannot be taken away from you. The merger will not result in you forfeiting your earned pension benefits. There are funds held in trust at State Street Bank that are used to pay pension benefits. Most pension benefits are also insured (up to the limits permitted by law) through a governmental agency known as the Pension Benefit Guaranty Corporation.

7.	What are the plans for reinstating the 401(k) Plan match?

We will be reinstating the 401(k) Plan match on December 1, 2009 at the prior level, which was 50% on the first 6% saved.

8.	What is the status of the Supplemental Retirement Savings Plan (SRSP)? Normally we receive an election on November 1 to make a base pay deferral election for the coming year.

Under the terms of the SRSP, the plan will be terminated on the date the merger becomes final and all existing account balances will be paid out to participants. Elections made in June 2009 to defer some or all of 2009 incentive payments due to be paid in early 2010 are void. There will be no 2010 base pay deferral elections since the plan will terminate on the merger date.

9.	What is the current status of the existing Black & Decker severance plans?

The existing Black & Decker severance plans have not been changed or terminated. Black & Decker intends to pay benefits under these severance plans in accordance with their terms through December 31, 2010.

10.	Will the Company offer outplacement services to employees who lose their job?

Yes. As has been our past practice, outplacement services will be provided along with severance pay and health insurance continuation to employees who lose their jobs.

11.	Can I receive severance pay if I voluntarily terminate before the date the Company sets as my termination date?

No. As has always been our policy for downsizings and facility closures, if an employee voluntarily leaves prior to their company established termination date, the employee forfeits all severance plan benefits.

Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.bdk.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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